SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DecisionPoint Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

24345Q106

(CUSIP Number)

February 8, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the forms displays a currently valid OMB control number

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Michael N. Taglich
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United State of America
5	SOLE VOTING POWER

491,869*
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY	300,000*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	491,869*
8	SHARED DISPOSITIVE POWER

300,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

791,869*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%*
12	TYPE OF REPORTING PERSON

IN

*See Item 4 – Ownership. Based on 9,300,439 shares of common stock outstanding as of February 8, 2013.

ITEM 1.  SECURITY AND ISSUER.

(a)	Name of Issuer:

DecisionPoint Systems, Inc.

(b)	Address of Issuer:

8697 Research Drive
Irvine, CA 92618

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2(a).	Name of Person Filing:

This statement is being filed by Mr. Michael N. Taglich (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

98 Bay Street, Sag Harbor, New York 10174

Item 2(c).	Citizenship:

Reporting Person is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

24345Q106

ITEM 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

a)	Amount beneficially owned: 791,869

(b)	Percent of class: 8.0%

(c)	Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote with respect to each Reporting Person
491,869 (including 155,526 shares held by Michael Taglich Keogh-account, 151,343 shares issuable upon exercise of warrants and 185,000 shares issuable upon conversion of 18,500 shares of Series D Preferred Stock (including 1,500 shares held by Michael Taglich C/F Hope Taglich UGMA, 2,000 shares held by Michael Taglich Custodian FBO Stella Taglich UTMA NY Until Age 21, 2,000 shares held by Michael Taglich Custodian FBO Amanda Taglich UTMA NY Until Age 21, 3,000 shares held by Michael Taglich Custodian for Lucy Taglich UTMA NY, and 10,000 shares held by Michael Taglich POA TAG/KENT Partnership F/B/O Garlinghouse/M. Taglich B. Taglich)).

(ii)	Shared power to vote or to direct the vote 300,000 (represents shares issuable upon conversion of 30,000 shares of Series D Preferred Stock held by Michael N. Taglich Claudia Taglich JTWROS)

(iii)
Sole power to dispose or to direct the disposition of with respect to each Reporting Person
491,869 (including 155,526 shares held by Michael Taglich Keogh-account, 151,343 shares issuable upon exercise of warrants and 185,000 shares issuable upon conversion of 18,500 shares of Series D Preferred Stock (including 1,500 shares held by Michael Taglich C/F Hope Taglich UGMA, 2,000 shares held by Michael Taglich Custodian FBO Stella Taglich UTMA NY Until Age 21, 2,000 shares held by Michael Taglich Custodian FBO Amanda Taglich UTMA NY Until Age 21, 3,000 shares held by Michael Taglich Custodian for Lucy Taglich UTMA NY, and 10,000 shares held by Michael Taglich POA TAG/KENT Partnership F/B/O Garlinghouse/M. Taglich B. Taglich)).

(iv)
Shared power to dispose or to direct the disposition of
300,000 (represents shares issuable upon conversion of 30,000 shares of Series D Preferred Stock held by Michael N. Taglich Claudia Taglich JTWROS)

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10. CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired or held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

March 1, 2013	By:	/s/ Michael N. Taglich
Michael N. Taglich